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                             November 15, 2022

       Marc Fogassa
       Chief Executive Officer and Chairman of the Board
       Atlas Lithium Corporation
       Rua Bahia, 2463, Suite 205
       Belo Horizonte, Minas Gerais 30.160-012
       Brazil

                                                        Re: Atlas Lithium
Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed November 1,
2022
                                                            File No. 333-262399

       Dear Marc Fogassa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.5 to Registration Statement on Form S-1

       Risk Factors
       Our stock price may be volatile, and you could lose all or part of your investment., page 16

   1. You disclose that "the trading price of your common stock following this offering may fluctuate substantially
and may be higher or lower than the public offering price. This may be especially true for
companies with a small public float." You further disclose that "the stock market in
general, and the market for technology companies in particular, have experienced extreme
price and volume fluctuations that have often been unrelated or disproportionate to the
operating performance of those companies." We note recent
                                                        instances of extreme
stock price run-ups followed by rapid price declines and stock price volatility seemingly
unrelated to company performance following a number of recent
 Marc Fogassa
Atlas Lithium Corporation
November 15, 2022
Page 2
      initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.
      Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707
or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameMarc Fogassa
                                                              Division of
Corporation Finance
Comapany NameAtlas Lithium Corporation
                                                              Office of Energy
& Transportation
November 15, 2022 Page 2
cc:       Lynne Bolduc, Esq.
FirstName LastName